Eyegate Pharmaceuticals, Inc.

271 Waverley Oaks Road

Suite 108

Waltham, MA 02452

May 5, 2017

VIA ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attention: Christopher Edwards

Re:	EyeGate Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed April 21, 2017
File No. 333-217418

Mr. Edwards:

This letter (this “Letter”) is sent by EyeGate Pharmaceuticals, Inc., a Delaware corporation (CIK No. 0001372514) (the “Company”), in response to the verbal comments (each, a “Comment” and collectively “Comments”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), communicated on May 1, 2017, regarding the Company’s Registration Statement on Form S-1, as filed with the SEC on April 21, 2017 (the “Form S-1”).

Set forth below are responses to the Comments. In connection with this Letter, the Company has filed Pre-Effective Amendment No. 1 to the Form S-1 with the SEC (“Amendment No. 1”), which is an updated version of the Form S-1.

Cover Page

1.	On the prospectus cover page, please describe the method by which the public offering price per share is to be determined.

Response of the Company:

The Company acknowledges the Staff’s Comment and respectfully submits that the public offering price per share will be determined between the Company and the underwriter at the time of pricing, which may be at a discount to market price. The Company has revised the cover page to Amendment No. 1 to describe the method by which the public offering price per share will be determined.

Incorporation of Certain Information by Reference, Page 28

2.	Please include in your list of documents incorporated by reference the Definitive Proxy Statement filed on April 28, 2017, pursuant to the requirements of Item 12(a) of Form S-1.

Response of the Company:

The Company acknowledges the Staff’s Comment and has revised the list of documents that are incorporated by reference to include the Company’s Definitive Proxy Statement that was filed on April 28, 2017 and the Company’s Quarterly Report on Form 10-Q that was filed on May 5, 2017.

United States Securities and Exchange Commission

Division of Corporation Finance

May 5, 2017

This Letter responds to all verbal Comments received from the Staff. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 319-7593 or our attorney, Robert A. Petitt, at (617) 345-3361.

Thank you for your assistance.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission

Division of Corporation Finance

May 5, 2017

Sincerely,

Eyegate Pharmaceuticals, Inc.

/s/ Stephen From

Stephen From

President and Chief Executive Officer

cc:	Robert A. Petitt, Esq., Burns & Levinson LLP